575 Madison Avenue
New York, NY 10022-2585
212.940.8800 tel
212.940.8776 fax

PETER J. SHEA
peter.shea@kattenlaw.com
212-940-6447 direct
212-894-5724 fax

September 15, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to Registration on Form S-1A
ETFS Asian Gold Trust
Registration No: 333-168277

Dear Ladies and Gentlemen:

     On behalf of our client, ETFS Asian Gold Trust (the “Trust”), we are filing with this correspondence Amendment No. 1 (the “Amendment”) to the registration statement on Form S-1 (the “Registration Statement”) concerning the registration of the ETFS Asian Gold Shares of the Trust under the Securities Act of 1933. Blacklined copies of the Amendment that have been marked to show changes as against the Registration Statement filed on July 22, 2010 are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

     With respect to the staff’s comment letter to the Sponsor dated August 19, 2010 by Mr. Sean Donahue, we offer the following responses (the headings below corresponding to the headings in such comment letter with the numbered responses corresponding to the comment numbers of the comment letter).

     General

     1. The Amendment contains all information that can be provided at this time. Until the Trust is formed, which will occur upon the sale of the Seed Baskets to the Initial Purchaser, certain items will remain omitted, including, among other things, audited financial statements reflecting the seed capitalization of the Trust. To expedite the review process, we have included draft forms of required exhibits. The Sponsor anticipates filing an additional pre-effective

Securities and Exchange Commission
September 15, 2010

amendment that will make the Registration Statement complete in all material respects immediately upon the formation and seeding of the Trust.

     2. Per our discussions with the Staff, we have included a draft form of the Trust’s financial statements and notes thereto that are intended to be compliant with Item 11(e) of Form S-1. All disclosures responsive to Item 11 of Form S-1 that are applicable to the Trust, which is a grantor trust, have been provided in the Amendment either as complete disclosures or incomplete placeholders requiring information available only after the sale of the Seed Baskets.

     3. The consents of experts and counsel will be provided by subsequent pre-effective amendment.

     4. The disclosure has been revised to include a discussion of the competition the Trust faces from other exchange-traded products whose objectives are to track the price performance of gold bullion.

     5. The legend required by Item 501(b)(10) of Regulation S-K was inadvertently deleted from the Registration Statement. The Sponsor has advised us that the Registration Statement has not been used as a preliminary prospectus.

     6. The word “will” has been deleted.

     7. Disclosure relating to advantages of investing in the shares has been removed from the summary section of the prospectus.

     8. The disclosure has been revised to include further detail regarding the operation of the rebate feature.

     For the purposes of facilitating staff review, we have provided certain exhibits in draft form. As indicated above, the Trust anticipates filing an additional pre-effective amendment that will make the Registration Statement complete in all material respects immediately upon the formation and seeding of the Trust.

     Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement. All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

     In the event that the Trust requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

Securities and Exchange Commission
September 15, 2010

     Please do not hesitate to contact me at (212) 940-6447 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

cc (w/enclosures):	Mr. H. Roger Schwall
Mr. Sean Donahue
Mr. Graham Tuckwell
Mr. Tom Quigley
Mr. Gregory Xethalis